14047359

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| SEC FILE NUMBER |
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8-14715

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 4 2014
DIVISION OF TRADING & MARKETS

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hornor Townsend & Kent, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**600 Dresher Road**
(No. and Street)

**Horsham** (City) **Pennsylvania** (State) **19044** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Matthew O. Tierney** **(215) 957 - 7429**
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

**PricewaterhouseCoopers LLP**
(Name -- *if individual, state last, first, middle nam e*)

**Two Commerce Square Suite 1700** (Address) **Philadelphia** (City) **Pennsylvania** (State) **19103** (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

# OATH OR AFFIRMATION

I, **Michelle A. Barry**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Hornor Townsend & Kent, Inc.**, as of **December 31, 2013**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Marianne C. Bechtel, Notary Public
Horsham Twp., Montgomery County
My Commission Expires Dec. 26, 2017
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Notary Public

Signature

**CEO/President**
Title

This report ** contains (check all applicable boxes)

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Hornor, Townsend & Kent, Inc.**
**Index**
**December 31, 2013**

pwc

## Independent Auditor's Report

To the Board of Directors and Stockholder of
Hornor, Townsend & Kent, Inc.:

We have audited the accompanying statement of financial condition of Hornor, Townsend & Kent, Inc. (the "Company") as December 31, 2013.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

***Auditor's Responsibility***

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial condition of Hornor, Townsend & Kent, Inc. at December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 27, 2014

*PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7045*
*T: (267) 330 3000, F: (267) 330 3300*, www.pwc.com/us

## Hornor, Townsend & Kent, Inc.
### Statement of Financial Condition
### December 31, 2013

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 5,170,776 |
| Restricted cash | 3,000,000 |
| Deposits with clearing organizations | 70,029 |
| Receivables from brokers/dealers and clearing organizations | 1,725,530 |
| Commissions receivable | 1,323,038 |
| Equipment and capitalized software, at cost (net of accumulated depreciation and amortization of $590,426) | 1,636,046 |
| Prepaid expenses | 732,053 |
| Broker loan | 166,667 |
| Federal tax receivable from Parent | 4,417 |
| Deferred tax asset, net | 115,914 |
| Other assets | 365,217 |
| Total assets | $ 14,309,687 |
| **Liabilities and Stockholder's Equity** | |
| Liabilities | |
| Commissions payable | $ 2,706,066 |
| Accounts payable and accrued expenses | 654,257 |
| Payable to Parent | 365,865 |
| Total liabilities | 3,726,188 |
| Stockholder's Equity | |
| Common stock, $1.00 par value; 1,000 shares authorized, issued and outstanding | 1,000 |
| Additional paid-in capital | 33,158,264 |
| Accumulated deficit | (22,575,765) |
| Total stockholder's equity | 10,583,499 |
| Total liabilities and stockholder's equity | $ 14,309,687 |

The accompanying notes are an integral part of this financial statement.

## 1. Organization and Basis of Presentation

Hornor, Townsend & Kent, Inc. (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority, the Depository Trust Clearing Corporation and the National Securities Clearing Corporation. The Company is a wholly owned subsidiary of The Penn Mutual Life Insurance Company ("Penn Mutual" or "Parent"). The Company has one wholly owned subsidiary, HTK Insurance Agency, Inc. that is inactive. The Company selects, trains, and supervises personnel of Penn Mutual and independent registered representatives in connection with the sale of registered products.

As of December 31, 2013, the Company had an accumulated deficit of $22,575,765. To the extent that sufficient capital is not generated through the Company's normal operating activities, Penn Mutual would provide any incremental capital to fund the Company's ongoing business. Penn Mutual has provided the Company with an ongoing support letter through March 31, 2015.

## 2. Summary of Significant Accounting Policies

### Basis of Presentation

The financial statements are prepared in conformity with accounting principles generally accepted in the United States.

### Cash and Cash Equivalents

Cash and cash equivalents include cash and money market instruments with original maturities of three months or less.

### Restricted Cash

Restricted Cash represents cash in a bank account established for the benefit of customers.

### Deposits with Clearing Organizations

Deposits with clearing organizations include $50,000 in deposits with Pershing LLC, the Company's clearing organization and $20,029 with the Depository Trust Clearing Corporation.

### Receivable from Broker/Dealers and Clearing Organization

Receivable from broker/dealers and clearing organization contains a receivable from Pershing, LLC in the amount of $957,681 at December 31, 2013. The Company clears certain of its customer transactions through Pershing, LLC on a fully disclosed basis. The amount receivable from the clearing broker relates to commissions and other fees earned for the aforementioned transactions. It also contains a 12b-1 receivable related to various mutual fund carriers for $519,135 for business processed directly with those carriers.

### Equipment and Capitalized Software

Equipment and capitalized software is carried at depreciated or amortized cost. Equipment is depreciated on a straight line basis over a three year period. Capitalized software consists primarily of capitalization of costs related to the firm's implementation of certain operational and financial systems. Costs related to planning and analysis have been expensed. Development costs incurred during the design, construct and testing phases have been capitalized and will be amortized over the lesser of the estimated useful life or five years on a straight line basis, once deployed.

**Revenue**

***Variable Products***
Variable products include variable rate and life annuities. The related commissions are recorded upon acceptance by the insurance company.

***Investment Advisory***
Investment Advisory income is received monthly or quarterly and is recognized as earned per the terms of the contracts. The firm earns fees set at contracted rates for managing client assets.

***Mutual Fund***
Mutual Fund related commissions are recorded on a trade date basis and related 12b-1 or Trailer Fees are recorded on an accrual basis.

***Securities Transaction***
Securities transactions related commissions are recorded on a trade-date basis. The firm earns commissions on the sale of Corporate Bonds, Municipal Bonds, Options, Equities, Variable Annuities and various other financial products.

***Interest Income***
Interest income is received monthly and is recognized as earned. The firm earns interest on monies invested in a money market mutual fund held at BlackRock.

**Federal Income Taxes**
The Company files a consolidated federal income tax return with its Parent. Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. The federal income tax provision or benefit is recognized pursuant to a tax sharing agreement executed on December 31, 2008, with its Parent. Deferred income tax assets and liabilities are established to reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred tax assets or liabilities are measured by using the enacted tax rates expected to apply to taxable income in the period in which the deferred tax liabilities or assets are expected to be settled or realized. Beginning in 2014, the Company entered into a new tax sharing agreement with Penn Mutual. In connection with this agreement, the Company will pay its federal tax liability computed on a separate return basis or receive a refund of income taxes for net operating losses actually used to reduce the tax liability of the Parent's consolidated income tax return. The impact of this new tax sharing agreement does not affect amounts recorded by the Company as of December 31, 2013; however, the realization of the Company's deferred tax assets related to future net operating losses may not be assured.

**Use of Estimates**
The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

**Concentration of Revenue Relationships**
The Company considers significant revenue relationships to be relationships who account for 10% or more of commission related revenue. In 2013, one company accounted for approximately 13% of total revenue. No other company accounted for more than 10% of total revenue.

**Broker Loan**
The Company provided a registered representative with a loan as part of the Company's recruiting and retention strategy for this key revenue producing representative. This loan is generally

repayable through bonuses over a 3 year period based upon continued association with the Company. If the representative's association with the Company terminates before the expiration of the loan, the balance becomes immediately due and payable. As of December 31, 2013 there is no reserve for uncollectible amounts. The broker loan is reported as an asset on the balance sheet, net of accrued bonuses, at $166,667.

## 3. Valuation of Company Assets

Fair Value Measurements

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820.

*ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used by the Company to measure fair value:*

*Level 1 – Quoted prices in active markets for identical assets or liabilities without adjustment.*

*Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company does not hold any assets carried at fair value in Level 2 assets.*

*Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment by management. The Company does not hold any assets carried at fair value in Level 3.*

The Company had no transfers of financial instruments between Levels during the fiscal year ended December 31, 2013.

Money Market - The fair value of money market funds, which are included in Cash and cash equivalents, is based upon daily quoted net asset values of shares held at the reporting date.

The following table presents information about the Company's financial instruments measured at Fair Value on a recurring basis as of December 31, 2013:

| Financial Assets | Quoted Prices in Active Markets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Totals |
|---|---|---|---|---|
| Cash equivalents | | | | |
| Money Market | $ 3,748,027 | - | - | $ 3,748,027 |
| Total | $ 3,748,027 | - | - | $ 3,748,027 |

The following instruments are not carried at fair value on our Statement of Financial Condition.

Cash, Restricted cash, Deposits with clearing organizations, Receivables from brokers/dealers and clearing organizations - These assets are generally short-term in nature, therefore, carrying value approximates fair value.

Broker Loan – This asset is generally short-term in nature, therefore, carrying value approximates fair value.

Commissions Receivable - These assets are generally short-term in nature, therefore, carrying value approximates fair value.

Commissions Payable - These liabilities are generally short-term in nature, therefore, carrying value approximates fair value.

| | Quoted Prices in Active Markets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Carrying Amount |
|---|---|---|---|---|
| **Financial Assets** | | | | |
| Cash | $ 1,422,749 | $ - | $ - | $ 1,422,749 |
| Restricted cash for the exclusive benefit of customers | 3,000,000 | - | | 3,000,000 |
| Deposits with clearing organizations | - | 70,029 | - | 70,029 |
| Receivables from brokers/dealers and clearing organizations | - | 1,725,530 | - | 1,725,530 |
| Commissions receivable | - | - | 1,323,038 | 1,323,038 |
| Broker Loan | - | - | 166,667 | 166,667 |
| **Total** | $ 4,422,749 | $ 1,795,559 | $ 1,489,705 | $ 7,708,013 |
| **Financial Liabilities** | | | | |
| Commissions payable | $ - | $ - | $ 2,706,066 | $ 2,706,066 |
| **Total** | $ - | $ - | $ 2,706,066 | $ 2,706,066 |

## 4. Related Party Transactions

The Company supports Penn Mutual's professional agents and financial advisors and sells Penn Mutual Variable Life and Variable Annuity Products.

Under the terms of an expense allocation agreement, the Company reimbursed Penn Mutual for services provided on behalf of the Company, including direct and allocated expenses. The company paid Penn Mutual $235,727 in capitalized software costs. Other expenses paid to Penn Mutual in 2013 included rent.

As a marketing allowance, the Company pays an 87% ratio of commission expense on commission revenue. Commission Revenue is defined as Commissions from sale of investment company shares, variable insurance products and securities and fee income from investment advisory and asset management. After commissions are paid to registered representatives the residual amount is paid to Penn Mutual.

As of December 31, 2013, the Company had a payable of $365,865 to Penn Mutual resulting from related party transactions.

## 5. Credit Risk

The Company clears approximately 21% of their securities transactions through a clearing broker. Accordingly, a substantial portion of the Company's credit exposures are concentrated with their clearing broker. In accordance with industry practice, the clearing agent records customer transactions on a settlement-date basis, which is generally three business days after trade date. The clearing agent is therefore exposed to risk of loss on these transactions in the event of a customer's inability to meet the terms of their contracts, in which case the clearing agent may have to purchase or sell the underlying financial instruments at prevailing market prices. Any loss incurred by the clearing agent, on behalf of a customer of the Company, is charged to the Company.

The Company seeks to control the risk of loss by requiring customers to maintain margin collateral in compliance with various guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary. At December 31, 2013, total margin debt was $837,214. Collateral held at clearing broker in connection with these transactions was $11,250,414 at December 31, 2013.

## 6. Income Taxes

Deferred income taxes reflect the impact for financial statement reporting purposes of temporary differences between the financial statement carrying values and tax basis of assets and liabilities. The significant temporary differences that give rise to the deferred tax assets and liabilities at December 31, 2013 relate to the following:

| | |
|---|---|
| Deferred tax assets | |
| Deferred Compensation | $ 116,666 |
| Total Deferred Tax assets | $ 116,666 |
| | |
| Deferred tax liabilities | |
| Other | $ 752 |
| Total Deferred tax liabilities | $ 752 |

The Company does not have a current net operating loss (NOL) as a part of its deferred inventory as the Parent reimburses the Company for its tax benefit pursuant to the tax sharing agreement. Although realization is not assured, management believes that it is more likely than not that the Company will realize the benefits of its net deferred tax assets, and accordingly, no valuation allowance has been recorded.

The Company recognizes interest and penalties, if any related to unrecognized tax benefits, as a component of tax expense. During the year ended December 31, 2013, the Company did not recognize or accrue any interest or penalties. There were no unrecognized tax benefits as of December 31, 2013.

The Internal Revenue Services ("IRS") has completed their examination of Penn Mutual's consolidated income tax returns through the year 2007. Tax years 2008, 2009, and 2010 are under review. The Company does not expect any adjustments from this review that would be material to its financial statements.

## 7. Employee Benefit Plan

**Pension Plan**
Certain employees of the Company are covered under Penn Mutual's funded defined benefit pension plan. Penn Mutual's policy is to fund qualified pension costs in accordance with the Employee Retirement Income Security Act of 1974. Penn Mutual may increase its contribution above the minimum based upon an evaluation of the Penn Mutual's tax and cash positions and the plan's funded status.

Penn Mutual approved the freezing of benefits under its qualified pension plans effective December 31, 2005. Therefore no further benefits are accrued for participants.

**Other Retirement and Post Employment Benefits**
The Company provides, through Penn Mutual, certain life insurance and health care benefits for its retirement employees, their beneficiaries and covered dependents.

**Defined Contribution Plan**
Substantially all the employees of the Company are covered by Penn Mutual's defined contribution plan. Designated contributions of up to 6% of annual compensation are eligible to be matched by the Company.

The Company owed $4,137 to Penn Mutual as of December 31, 2013. Payments are made regularly throughout the year.

## 8. Commitments and Contingencies

The Company leases its office from Penn Mutual under a non-cancelable operating lease expiring March 31, 2014. The Company expects to renew the lease immediately upon expiration.

At December 31, 2013, aggregate minimum rental commitments under all non-cancelable leases through March 31, 2014 were $26,202.

The Company is a defendant in one lawsuit and is not a defendant in any regulatory matters. In accordance with ASC 450, "Contingencies," the Company would establish provisions for estimated losses from pending complaints, legal actions, investigations and proceedings. The ultimate costs of litigation-related charges can vary significantly from period to period, depending on such factors as market conditions, the size and volume of customer complaints and claims and recoveries from indemnification, contribution or insurance reimbursements. As of December 31, 2013, the Company has recorded $0 in connection with these matters.

At December 31, 2013, the Company had one open regulatory examination which has since closed without enforcement action or other fines being assessed.

## 9. Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank deposits and money market funds. The Company maintains cash balances with financial institutions that exceed the federally insured limit of $250,000 per institution. The Company also maintains money market funds that are not federally insured. Management of the Company believes it has adequately mitigated this risk by only investing in or through major financial institutions.

## 10. Equipment and Capitalized Software, at cost

| | |
|---|---|
| Equipment | $ 81,830 |
| Capitalized software | 2,144,642 |
| | 2,226,472 |
| Less: Accumulated depreciation and amortization | (590,426) |
| Equipment and Capitalized Software, net | 1,636,046 |

## 11. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of Securities Exchange Act of 1934. The Company meets the exemptive provision of SEC Rule 15c3-3(k)(2)(ii). The Company computes its net capital requirement using the basic method of computation. Under this method, the Company's requirement may not be less than 6⅔% of aggregate indebtedness or $250,000 whichever is greater. The regulations also require that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2013, the Company had net capital of $7,094,829 which was $6,844,829 in excess of its requirement of $250,000. The Company's aggregate Indebtedness to Net Capital Ratio was .53 to 1.

## 12. Subsequent Events

Management has evaluated the events and transactions that have occurred through February 27, 2014, the date the financial statements were issued, and noted no items requiring adjustment of the financial statements or additional disclosures.